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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No.  5)*

                          NUMEREX CORP.
                         (Name of Issuer)

                CLASS A COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)

                            67053A102
                          (CUSIP Number)

             Mr. James Short, Gwynedd Resources Ltd.
       Suite 7, 501 Silverside Road, Wilmington, DE, 19809
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                           July 5, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:


Note: Six copies of this statement,
including all exhibits,
should be filed with the Commission.
See Rule 13D-1(a) for other parties
to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     SEC 1746(10-97)

CUSIP No.  67053A102

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          Elizabeth Baxavanis

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a.)
          (b.)  X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) Not Applicable

     5.   Check if Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e)
           Not Applicable

     6.   Citizenship or Place of Organization: United States

Number of Shares    7.   Sole Voting Power     0 See - Item 5, Note 1
Beneficially by     8.   Shared Voting Power 3,207,280 - See Item 5, Note 1
Owned by Each       9.   Sole Dispositive Power     0 See - Item 5, Note 1
Reporting Person 10.  Shared Dispositive Power 3,207,280 - See Item 5, Note 1
With
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 0 See
           - Item 5, Note 1

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          X See Item 5, Note 3

     13.  Percent of Class Represented by Amount in Row (11)   29.38%

     14.  Type of Reporting Person (See Instructions)    IN














                                2


CUSIP No.  67053A102

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          Gwynedd Resources, Ltd.  (formerly known as Dominion Group Limited)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a).
          (b). X

     3..  SEC Use Only

     4.   Source of Funds (See Instructions) Not Applicable

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)- Not Applicable

     6.   Citizenship or Place of Organization: Pennsylvania

Number of Shares    7.   Sole Voting Power    3,207,280 See Item 5, Note 2
Beneficially by          8.   Shared Voting Power 0 See Item 5, Note 2
Owned by Each   9.   Sole Dispositive Power   3,207,280 See Item 5, Note 2
Reporting Person    10.  Shared Dispositive Power  0 See Item 5, Note 2
With

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,207,280 See Item 5, Note 2

     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)
          Not Applicable

     13.  Percent of Class Represented by Amount in Row (11)   29.38%

     14.  Type of Reporting Person (See Instructions)    CO.















                                3

CUSIP No.  67053A102

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          Dominion Holding No. 5, Revocable Trust for the Benefit of Maria E. Nicolaides

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)    X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) Not Applicable

     5.   Check if Disclosure of Legal Proceedings Is Required
          Pursuant to Items 2(d) or 2(e)
               Not Applicable

     6. Citizenship or Place of Organization: Trust is organized under the laws of the State of Florida

Number of Shares    7.   Sole Voting Power     0 See Item 5, Note 3
Beneficially by     8.   Shared Voting Power 3,207,280 - See Item 5, Note 3
Owned by Each       9.   Sole Dispositive Power   0 See Item 5, Note 3
Reporting Person   10.  Shared Dispositive Power 3,207,280 - See Item 5, Note 3
With

     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person 3,207,280 See Item 5, Note 3

     12.  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)
          See Item 5, Note 3

     13. Percent of Class Represented by Amount in Row (11) 29.38% See Item 5, Note 3

     14.  Type of Reporting Person (See Instructions)    00 - TRUST















                                   4
CUSIP No.  67053A102

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          Douglas S. Holsclaw, Jr., M.D.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)   X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) Not Applicable

     5.   Check if Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e)
           Not Applicable

     6.   Citizenship or Place of Organization: United States

Number of Shares    7.   Sole Voting Power     752,382 - See Item 5, Note 4
Beneficially by          8.   Shared Voting Power       0 See Item 5, Note 4
Owned by Each   9.   Sole Dispositive Power  752,382 - See Item 5, Note 4
Reporting Person    10.  Shared Dispositive Power   0 See Item 5, Note 4
With
     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person 752,382 - See Item 5, Note 4

     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)
          See Item 5, Note 4

     13.  Percent of Class Represented by Amount in Row (11)   6.9%

     14.  Type of Reporting Person (See Instructions)    IN










                                  5



 CUSIP No.  67053A102

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          Maria E. Nicolaides

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a.)
          (b.)  X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) Not Applicable

     5.   Check if Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e)
           Not Applicable

     6.   Citizenship or Place of Organization: United States

Number of Shares    7.   Sole Voting Power     0 See - Item 5, Note 3
Beneficially by     8.   Shared Voting Power 3,207,280 - See Item 5, Note 3
Owned by Each       9.   Sole Dispositive Power     0 See - Item 5, Note 3
Reporting Person 10.  Shared Dispositive Power 3,207,280 - See Item 5, Note 3
With
     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person 3,207,280 - See Item 5, Note 3

     12.  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)
          See Item 5, Note 3

     13.  Percent of Class Represented by Amount in Row (11)   29.38%

     14.  Type of Reporting Person (See Instructions)    IN














                                6

     AMENDMENT NO.5 TO SCHEDULE 13D OF ELIZABETH BAXAVANIS,
     GWYNEDD RESOURCES, LTD. (FORMERLY KNOWN AS DOMINION
     GROUP LIMITED), DOMINION HOLDINGS #5 REVOCABLE TRUST
     FOR THE BENEFIT OF MARIA E. NICOLAIDES, DOUGLAS S.
     HOLSCLAW, JR., M.D., AND MARIA E. NICOLAIDES.

     PRELIMINARY NOTE:  The purpose of filing this Amendment
No. 5 to Schedule 13D of Gwynedd Resources, Ltd., et al. ("Gwynedd"), is to reflect the sale by Gwynedd pursuant to Rule 144 of a total of 115,200 shares of the Class A common stock no par value (the "Common Stock") of NumereX Corp. (the "Company") between December 19, 1997 and July 5, 1998 constituting an amount equal to 1.055% percent of the Company's Common Stock necessitating an amendment pursuant to Rule 13d-2(a) and other ministerial amendments as indicated herein.

Item 1.    SECURITY AND ISSUER.

          Item 1(b) is hereby amended in the entirety to read as follows:

          b) The Company's principal executive offices are located at: 501 Silverside Road, Suite 7, Wilmington, DE 19809.

Item 2.    IDENTITY AND BACKGROUND.

           Item 2(c) is hereby amended to reflect that the business address of Gwynedd is, 501 Silverside Road, Suite 7
Wilmington, DE 19809.

           Item 2(c) is hereby amended to reflect that Maria
E. Nicolaides is a housewife and private investor.


Item 4.    PURPOSE OF TRANSACTION.

          Item 4(a) is hereby supplemented to reflect that from time to time, Gwynedd may consider open market and/or private divestitures of the Company's Common Stock to diversify and optimize Gwynedd's investment portfolio.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER

          (a)    Beneficial Ownership and (b) Voting and
                 Dispositive Powers:

          Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 6 of this Amendment are incorporated herein by reference.

      (1) Represents all of the shares of Common Stock owned by Gwynedd. Trusts for the benefit of Maria E. Nicolaides and her children, of which Mrs. Baxavanis, Maria E. Nicolaides' mother-in-law, is trustee, own approximately 89.4% and 0.9%, respectively, of the outstanding stock of Gwynedd. Mrs. Baxavanis disclaims beneficial ownership of all shares of Common Stock owned by Gwynedd. See Note (3).

      (2)     The shareholders of Gwynedd include Dominion #5
Trust and trusts for the benefit of Maria E. Nicolaides' children, of which Elizabeth Baxavanis is trustee, and Douglas
S. Holsclaw, Jr., M.D.  See Notes  (1), (3), and (4).

      (3) Represents all of the shares of Common Stock owned by Gwynedd. Dominion # 5, Trust and trusts for the benefit of Maria E. Nicolaides, children, of which Elizabeth Baxavanis, Maria E. Nicolaides, mother-in-law, is trustee, own approximately 89.4% and 0.9%, respectively, of the outstanding stock of Gwynedd. Dominion #5 Trust and Maria E. Nicolaides each disclaim beneficial ownership of shares of Common Stock owned by Gwynedd which may be deemed to be beneficially owned by the other shareholders of Gwynedd, including trusts for the benefit of Maria E. Nicolaides' children. Amounts shown in Item 11 on page 4 and on page 6 represents Dominion #5 Trust's and Maria E. Nicolaides, respective proportionate beneficial interest in the Common Stock owned by Gwynedd.

      (4) Does not include shares of Common Stock owned by Gwynedd. Dr. Holsclaw is a director of Gwynedd and owns approximately 9.3% of the outstanding stock of Gwynedd.


     (C) TRANSACTIONS IN SECURITIES OF THE COMPANY DURING PAST
         SIXTY DAYS:

          Item 5(c) is hereby supplemented to reflect that in the sixty days preceding the date of this Amendment, Gwynedd sold shares of the Company's Common Stock pursuant to Rule 144 as follows:

Transaction Date    Amount Sold    Price
06/19/98              4,000        $4.688
06/22/98              1,000        $4.625
07/15/98             10,000        $4.375
08/05/98              5,000        $4.2625
08/13/98              5,000        $4.13
08/17/98              5,000        $4.13


                                  8

SIGNATURES AND JOINT STATEMENT AGREEMENT

     After reasonable inquiry and to the best of each Reporting
Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

     As required by Rule 13d-l(f) promulgated under the Securities and Exchange Act of 1934, each Reporting Person on whose behalf this statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.


Dated: August 31, 1998


                               GWYNEDD RESOURCES, LTD.
                               (formerly known as Dominion Group
                               Limited)

/s/ Elizabeth Baxavanis            /s/ George Stasen
                              By:
Elizabeth Baxavanis

DOMINION HOLDINGS #5
REVOCABLE TRUST FOR THE
BENEFIT OF MARIA E. NICOLAIDES

     /s/ Elizabeth Baxavanis       /s/ Douglas S. Holsclaw, Jr., M.D.
By:
    Elizabeth Baxavanis,             Douglas S. Holsclaw, Jr., M.D.
      Trustee

/s/ Marie E. Nicolaides

Maria E. Nicolaides